UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. ___)*

GOLDEN MATRIX GROUP, INC.
(Name of Issuer)

Common Stock, $0.00001 par value per share

(Title of Class of Securities)

381098300

(CUSIP Number)

Zoran Milosevic

Bulevar Mihajla Pupina 108, Belgrade, Serbia

+381113015309

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 9, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 381098300	Schedule 13D	Page 2 of 12

1.	Name of Reporting Person Aleksandar Milovanović
2.	Check the Appropriate Box if a Member of a Group. (a) ☒. (b) ☐.
3.	SEC Use Only
4.	Source of Funds SC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e). ☐
6.	Citizenship or Place of Organization Serbia

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power Without Series B Preferred Stock voting: 70,670,578 shares of Common Stock(1)* With Series B Preferred Stock (voting only): 76,195,578 shares of Common Stock(2)*
	8.	Shared Voting Power -0- shares of Common Stock*
	9.	Sole Dispositive Power 70,670,578 shares of Common Stock(1)*
	10.	Shared Dispositive Power -0- shares of Common Stock

11.

Aggregate Amount Beneficially Owned by Each Reporting Person

Without Series B Preferred Stock Voting:

70,670,578 shares of Common Stock(1)*

With Series B Preferred Stock (voting only):

76,195,578 shares of Common Stock(2)*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares. ☐
13.	Percent of Class Represented by Amount in Row (11) Without Series B Preferred Stock Voting: 52.4%(1)(3)* With Series B Preferred Stock (voting only): 53.9%(2)(4)*
14.	Type of Reporting Person IN

_______________

(1)	Includes 850,000 shares of common stock issuable upon conversion of 850 shares of Series C Voting Preferred Stock held by Mr. Milovanović.

(2)	Includes the voting rights of the 850 shares of Series C Voting Preferred Stock held by Mr. Milovanović, which each vote 7,500 voting shares, or 6,375,000 voting shares in aggregate.

(3)

Based solely for the purposes of such calculation on 118,884,144 total common shares (together with 850,000 shares of common stock issuable upon conversion of the Series C Voting Preferred Stock), the number of shares outstanding as of the date of this filing, as confirmed by the Issuer’s Transfer Agent.

(4)

Based solely for the purposes of such calculation on a total of 133,884,144 total voting shares (including 118,884,144 total common shares, the number of shares outstanding as of the date of this filing, as confirmed by the Issuer’s Transfer Agent, 7,500,000 shares voted by the Series B Voting Preferred Stock and 7,500,000 shares voted by the Series C Voting Preferred Stock).

* Does not include shares of Common Stock held by the Separately Filing Group Members (as defined below in Item 2). The Reporting Persons (as defined below in Item 2) believe that they and the Separately Filing Group together as a “group” may be deemed to collectively beneficially own in the aggregate 113,266,419 total voting shares or 84.6% of the Issuer’s total voting shares, as of the date of this Schedule 13D.

CUSIP No. 381098300	Schedule 13D	Page 3 of 12

1.	Name of Reporting Person Zoran Milosevic
2.	Check the Appropriate Box if a Member of a Group. (a) ☒. (b) ☐.
3.	SEC Use Only
4.	Source of Funds SC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e). ☐
6.	Citizenship or Place of Organization Serbia

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power Without Series B Preferred Stock voting: 8,314,578 shares of Common Stock(1)* With Series B Preferred Stock (voting only): 8,964,186 shares of Common Stock(2)*
	8.	Shared Voting Power -0- shares of Common Stock*
	9.	Sole Dispositive Power 8,314,578 shares of Common Stock(1)*
	10.	Shared Dispositive Power -0- shares of Common Stock*

11.

Aggregate Amount Beneficially Owned by Each Reporting Person

Without Series B Preferred Stock Voting:

8,314,578 shares of Common Stock(1)*

With Series B Preferred Stock (voting only):

8,964,186 shares of Common Stock(2)*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares. ☐
13.	Percent of Class Represented by Amount in Row (11) Without Series B Preferred Stock Voting: 6.2%(1)(3)* With Series B Preferred Stock (voting only): 6.3%(2)(4)*
14.	Type of Reporting Person IN

(1)	Includes 100,000 shares of common stock issuable upon conversion of 100 shares of Series C Voting Preferred Stock held by Mr. Milosevic.

(2)	Includes the voting rights of the 100 shares of Series C Voting Preferred Stock held by Mr. Milosevic, which each vote 7,500 voting shares, or 750,000 voting shares in aggregate.

(3)

Based solely for the purposes of such calculation on 118,884,144 total common shares (together with 100,000 shares of common stock issuable upon conversion of the Series C Voting Preferred Stock), the number of shares outstanding as of the date of this filing, as confirmed by the Issuer’s Transfer Agent.

(4)

Based solely for the purposes of such calculation on a total of 133,884,144 total voting shares (including 118,884,144 total common shares, the number of shares outstanding as of the date of this filing, as confirmed by the Issuer’s Transfer Agent, 7,500,000 shares voted by the Series B Voting Preferred Stock and 7,500,000 shares voted by the Series C Voting Preferred Stock).

* Does not include shares of Common Stock held by the Separately Filing Group Members (as defined below in Item 2). The Reporting Persons (as defined below in Item 2) believe that they and the Separately Filing Group together as a “group” may be deemed to collectively beneficially own in the aggregate 113,266,419 total voting shares or 84.6% of the Issuer’s total voting shares, as of the date of this Schedule 13D.

CUSIP No. 381098300	Schedule 13D	Page 4 of 12

1.	Name of Reporting Person Snežana Božović
2.	Check the Appropriate Box if a Member of a Group. (a) ☒. (b) ☐.
3.	SEC Use Only
4.	Source of Funds SC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e). ☐
6.	Citizenship or Place of Organization Serbia

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power Without Series B Preferred Stock voting: 4,157,093 shares of Common Stock(1)* With Series B Preferred Stock (voting only): 4,482,093 shares of Common Stock(2)*
	8.	Shared Voting Power -0- shares of Common Stock*
	9.	Sole Dispositive Power 4,157,093 shares of Common Stock(1)*
	10.	Shared Dispositive Power -0- shares of Common Stock

11.

Aggregate Amount Beneficially Owned by Each Reporting Person

Without Series B Preferred Stock Voting:

4,157,093 shares of Common Stock(1)*

With Series B Preferred Stock (voting only):

4,482,093 shares of Common Stock(2)*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares. ☐
13.	Percent of Class Represented by Amount in Row (11) Without Series B Preferred Stock Voting: 3.1%(1)(3)* With Series B Preferred Stock (voting only): 3.2%(2)(4)*
14.	Type of Reporting Person IN

_______________

(1)	Includes 50,000 shares of common stock issuable upon conversion of 50 shares of Series C Voting Preferred Stock held by Ms. Božović.

(2)	Includes the voting rights of the 50 shares of Series C Voting Preferred Stock held by Ms. Božović, which each vote 7,500 voting shares, or 375,000 voting shares in aggregate.

(3)

Based solely for the purposes of such calculation on 118,884,144 total common shares (together with 50,000 shares of common stock issuable upon conversion of the Series C Voting Preferred Stock), the number of shares outstanding as of the date of this filing, as confirmed by the Issuer’s Transfer Agent.

(4)

Based solely for the purposes of such calculation on a total of 133,884,144 total voting shares (including 118,884,144 total common shares, the number of shares outstanding as of the date of this filing, as confirmed by the Issuer’s Transfer Agent, 7,500,000 shares voted by the Series B Voting Preferred Stock and 7,500,000 shares voted by the Series C Voting Preferred Stock).

* Does not include shares of Common Stock held by the Separately Filing Group Members (as defined below in Item 2). The Reporting Persons (as defined below in Item 2) believe that they and the Separately Filing Group together as a “group” may be deemed to collectively beneficially own in the aggregate 113,266,419 total voting shares or 84.6% of the Issuer’s total voting shares, as of the date of this Schedule 13D.

CUSIP No. 381098300	Schedule 13D	Page 5 of 12

Item 1. Security and Issuer

This Statement relates to the common stock, $0.00001 par value per share (the “Common Stock”), of Golden Matrix Group, Inc., a Delaware corporation (the “Issuer” or the “Company”). The principal executive offices of the Issuer are located at 1616 S. Voss Rd., Suite 725, Houston, Texas, 77057.

Item 2. Identity and Background

(a) This Schedule 13D is being filed by:

(1) Aleksandar Milovanović (“Milovanović”), an individual;

(2) Zoran Milosevic (“Milosevic”), an individual; and

(3) Snežana Božović (“Božović”) , an individual.

Each of Milovanović, Milosevic, and Božović are referred to herein as a “Reporting Person” and collectively as the “Reporting Persons”.

(b) The principal business address of:

(1) Milovanović is Bulevar Mihajla Pupina 10B Belgrade, Serbia;

(2) Milosevic is Bulevar Mihajla Pupina 10B Belgrade, Serbia; and

(3) Božović is Bulevar Mihajla Pupina 10B Belgrade, Serbia.

(c) The principal occupation of:

(1) Milovanović is Head of Retail Serbia for MeridianBet Group;

(2) Milosevic is CEO of MeridianBet Group; and

(3) Božović is a consultant to MeridianBet Group.

(d) The Reporting Persons have not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) The Reporting Persons have not, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)

(1) Milovanović is a citizen of Serbia;

(2) Milosevic is a citizen of Serbia; and

(3) Božović is a citizen of Serbia.

CUSIP No. 381098300	Schedule 13D	Page 6 of 12

As discussed under Item 4 hereof, the Reporting Persons may be deemed to be members of a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), comprised of the Reporting Persons and the following persons (the “Separately Filing Group Members”):

•	Anthony Brian Goodman, the Issuer’s Chief Executive Officer and director (“Goodman”); and

•	Luxor Capital LLC, which is owned and controlled by Mr. Goodman (“Luxor”).

It is the understanding of the Reporting Persons that the Separately Filing Group Members are filing separate Schedule 13Ds pursuant to Rule 13d-1(k)(2) under the Exchange Act addressing their respective statuses as members of a “group” with the Reporting Persons.

The Reporting Persons do not assume responsibility for the information contained in the Schedule 13Ds filed by the Separately Filing Group Members, except to the extent such information has been provided by the Reporting Persons. Based on information provided by the Separately Filing Group Members, the Reporting Persons believe that they and the Separately Filing Group Members together as a “group” may be deemed to collectively beneficially own in the aggregate 113,266,419 total voting shares or 84.6% of the Issuer’s total voting shares, as of the date of this Schedule 13D. The Reporting Persons expressly disclaim beneficial ownership of any securities beneficially owned or acquired by the Separately Filing Group Members.

Item 3. Source and Amount of Funds or Other Consideration

On January 12, 2023, the Issuer entered into a Sale and Purchase Agreement of Share Capital (as amended and restated from time to time, the “Purchase Agreement”) with Milovanović, Milosevic and Božović (collectively, the “Sellers”), the owners of Meridian Tech Društvo Sa Ograničenom Odgovornošću Beograd, a private limited company formed and registered in and under the laws of the Republic of Serbia (“Meridian Serbia”); Društvo Sa Ograničenom Odgovornošću “Meridianbet” Društvo Za Proizvodnju, Promet Roba I Usluga, Export Import Podgorica, a private limited company formed and registered in and under the laws of Montenegro; Meridian Gaming Holdings Ltd., a company formed and registered in the Republic of Malta; and Meridian Gaming (Cy) Ltd, a company formed and registered in the republic of Cyprus (collectively, the “Meridian Companies”). Pursuant to the Purchase Agreement, the Issuer agreed to acquire 100% of the Meridian Companies (the “Purchase”).

On April 9, 2024, the Purchase was completed and the Issuer acquired 100% of the Meridian Companies, effective for all purposes as of April 1, 2024. In connection with the Purchase, on April 9, 2024, the Issuer (A) issued 82,141,857 restricted shares of the Company’s common stock to the Sellers (69,820,578 to Milovanović, 8,214,186 to Milosevic, and 4,107,093 to Božović)(the “Closing Shares”) and 1,000 shares of the Company’s Series C Preferred Stock to the Sellers (850 to Milovanović, 100 to Milosevic, and 50 to Božović) (the “Series C Preferred Stock”); (B) paid the Sellers $12 million in cash; and (C) issued the Sellers $15 million in Promissory Notes (the “Notes”), payable $13,125,000 to Milovanović, $1,250,000 to Milosevic and $625,000 to Božović.

Pursuant to the terms of the Purchase Agreement, the Issuer is also required to pay the Sellers: (1) $18 million in cash by April 26, 2024 (provided that failure to pay such amounts by April 26, 2024 will result in such unpaid amounts accruing interest at the rate of 3% per annum, from the April 1, 2024 effective date of the Purchase, until paid in full)(the “Deferred Cash Consideration”); (2) the additional sum of (i) $5,000,000 and (ii) 5,000,000 restricted shares of common stock (collectively, the “Contingent Post-Closing Consideration”) which is due to the Sellers within five business days following the Determination Date (defined below) if (and only if) the Company has determined that each of the Post-Closing Payment Conditions (defined below) have been satisfied, which Post-Closing Contingent Shares have an agreed aggregate value of $15,000,000. For purposes of the foregoing, the “Determination Date” means the date that is six months after the closing date and the “Contingent Post-Closing Payment Conditions” are as follows: the Sellers and their affiliates are not then in default in any of their material obligations, covenants or representations under the Purchase Agreement, any of the transaction documents, or any other agreement with the Company beyond any applicable cure periods therein, as confirmed by Sellers in a signed writing delivered to the Company and verified by the Company within five business days thereafter; and (3) the additional sum of $20,000,000 of which $10,000,000 is due 12 months after the closing date and $10,000,000 is due 18 months after the closing date (“Non-Contingent Post-Closing Cash Consideration”).

CUSIP No. 381098300	Schedule 13D	Page 7 of 12

The below is a summary of the rights and preferences of the Series C Voting Preferred Stock, as set forth in the Certificate of Designation of Golden Matrix Group, Inc. Establishing the Designation, Preferences, Limitations and Relative Rights of Its Series C Preferred Stock (the “Series C Designation”), which was filed with, and became effective with, the Secretary of State of Nevada on April 4, 2024:

Voting Rights. The holders of the Series C Voting Preferred Stock, voting as a class, will vote together with the holders of the Company’s common stock on all shareholder matters. At each vote, each share of Series C Voting Preferred Stock entitles the holder 7,500 votes on all matters presented to the Company’s shareholders for a vote of shareholders, whether such vote is taken in person at a meeting or via a written consent (7,500,000 votes in aggregate for all outstanding shares of Series C Preferred Stock).

Additionally, for so long as (a) the Company’s Board of Directors has at least five members; and (b) the Sellers collectively beneficially own more than 40% of the Company’s outstanding common stock (without taking into account shares voted by, or convertible into pursuant to, the Series C Preferred Stock) and for so long as the Series C Voting Preferred Stock is outstanding, the holders of the Series C Voting Preferred Stock, voting separately, will have the right to appoint two members to the Company’s Board of Directors. If (x) the Company’s Board of Directors has less than five members, or (y) the Sellers ever collectively beneficially own 40% or less of the Company’s outstanding common stock, the holders of the Series C Voting Preferred Stock, voting separately, will have the right to appoint one member to the Board of Directors. The holders of the Series C Voting Preferred Stock will also have the sole right to remove such persons solely appointed by the Series C Voting Preferred Stock and to fill vacancies in such appointees.

See also the following table summarizing the above director appointment rights provided to the holders of the Series C Voting Preferred Stock:

Percent Beneficial Ownership of Common Stock held by the Sellers	Total Directors on the Board of Directors	Total Directors the Holders of the Series C Preferred Stock Can Appoint
Greater than 40%	Five	Two
	Less than five	One
40% or less, but at least 10%	Any number	One
Less than 10%	Any number	None (because under that threshold, the Sellers’ Series C Voting Preferred Stock automatically converts into common stock, meaning the Director-appointment right terminates)

The Series C Preferred Stock will also require the consent of the holders of at least a majority of the issued and outstanding shares of Series C Preferred Stock to (i) amend any provision of the designation of the Series C Preferred Stock, (ii) increase or decrease (other than by redemption or conversion) the total number of authorized shares of any preferred stock of the Company, (iii) adopt or authorize any new designation of any preferred stock, (iv) amend the Articles of Incorporation of the Company in a manner which adversely affects the rights, preferences and privileges of the Series C Preferred Stock, (v) effect an exchange, or create a right of exchange, cancel, or create a right to cancel, of all or any part of the shares of another class of shares into shares of Series C Preferred Stock, (vi) issue any additional shares of preferred stock, or (vii) alter or change the rights, preferences or privileges of the shares of Series C Preferred Stock so as to affect adversely the shares of Series C Preferred Stock.

Dividend Rights. None.

CUSIP No. 381098300	Schedule 13D	Page 8 of 12

Liquidation Preference. None.

Conversion Rights. The holders of the Series C Preferred Stock will have the right to convert each share of the Series C Preferred Stock into one share of the Company’s common stock at any time. The Series C Preferred Stock also provides for the automatic conversion of all outstanding shares of Series C Preferred Stock into common stock of the Company, on a 1 for 1 basis, on the date that the aggregate beneficial ownership of the Company’s common stock (calculated pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended), calculated without regard to any shares of common stock issuable upon conversion of the Series C Preferred Stock, of the Sellers (collectively), falls below 10% of the Company’s common stock then outstanding, without taking into account the shares of common stock issuable upon conversion of the Series C Preferred Stock, or the first business day thereafter that the Company becomes aware of such.

Redemption Rights. None.

Transfer Rights. The Series C Preferred Stock is not transferrable by the Sellers.

* * * *

The description of the Purchase Agreement and Series C Designation above is not complete and is qualified in its entirety by the full text of the Purchase Agreement and Series C Designation, incorporated by reference herein as Exhibits 1-4 and 6, respectively.

Item 4. Purpose of Transaction

The information set forth in Item 3 is hereby incorporated by reference into this Item 4.

The Reporting Persons acquired the securities for investment purposes. In the future, depending on general market and economic conditions affecting the Issuer and other relevant factors, the Reporting Persons may purchase additional securities of the Issuer or dispose of some or all of the securities they currently own from time to time in open market transactions, private transactions (including gifts) or otherwise.

Except as may occur in the ordinary course of business of the Company, the Reporting Persons do not currently have any plans or proposals which relate to or would result in the following described:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, except pursuant to the rights set forth in the Voting Agreement and Series C Designation;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer’s business or corporate structure, including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g) Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

CUSIP No. 381098300	Schedule 13D	Page 9 of 12

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to section 12(g)(4) of the Act; or

(j) Any action similar to any of those enumerated above (except as discussed below).

The Reporting Persons retain the right to change their investment intent, and may, from time to time, acquire additional shares of Common Stock or other securities of the Company, or sell or otherwise dispose of (or enter into a plan or arrangements to sell or otherwise dispose of), all or part of the shares of Common Stock or other securities of the Company, if any, beneficially owned by them, in any manner permitted by law.

On April 9, 2024, as a required term of, and in connection with, the closing of the Purchase Agreement, the Issuer entered into a Nominating and Voting Agreement (the “Voting Agreement”) between the Issuer, Anthony Brian Goodman, the Issuer’s Chief Executive Officer and director, Luxor Capital LLC, which is owned and controlled by Mr. Goodman, and each of the Sellers.

Pursuant to the Voting Agreement, the Sellers and Mr. Goodman agreed for two years following the closing of the Purchase Agreement (i.e., until April 9, 2026) to:

(1)

vote their voting shares of the Issuer “For” appointment of those director nominees, nominated to the Board of Directors from time to time by the independent Nominating and Corporate Governance Committee of the Board of Directors of the Issuer (the “Committee”) which Committee is required to be composed of two members (one appointed by the members of the Board of Directors not appointed by the Sellers and one appointed by the member(s) of the Board of Directors appointed by the Sellers); and

(2)

not vote their shares to remove any directors nominated by the Committee, subject to certain rights to withhold votes for certain persons disqualified from serving as a member of the Board of Directors as described in the Voting Agreement.

If the Committee becomes deadlocked on a nominee, then the independent Director(s)on the Board have the right to vote, and to collectively break the voting tie (voting by majority, provided that the Board of Directors currently consists of only one other independent member, other than those two independent members on the Committee).

The Voting Agreement also includes restrictions on the ability of the Sellers to transfer shares of the Issuer which they hold, unless such transferees enter into a joinder to the Voting Agreement and includes a provision allowing any member of the Board nominated by the Sellers to share confidential information with the Sellers, but otherwise prohibiting them from sharing such confidential information with any other person.

Pursuant to the Voting Agreement, the Sellers agreed to not request, encourage, or support any independent directors nominated to the Board of Directors by the Sellers pursuant to the appointment right set forth in the designation of the Issuer’s Series C Voting Preferred Stock (the “Series C Appointment Right”), to remove Mr. Goodman as Chief Executive Officer of the Issuer (or reduce his ultimate authority to manage the Issuer) for a period of two years following the closing of the Purchase Agreement, except as to a removal for cause (as defined in the Voting Agreement), or to the extent that failure to vote to remove Mr. Goodman would violate their fiduciary duties to the Issuer or its shareholders.

The description of the Voting Agreement above is not complete and is qualified in its entirety by the full text thereof incorporated by reference herein as Exhibit 3.

Due to the terms of the Voting Agreement, the Reporting Persons and Separately Filing Group Members may be deemed a group for the purposes of Section 13(d)(3) of the Exchange Act.

CUSIP No. 381098300	Schedule 13D	Page 10 of 12

Item 5. Interest in Securities of the Issuer

The information provided in Items 3 and 4 of this Schedule 13D is incorporated by reference herein.

(a) and (b) The aggregate number of shares of Common Stock beneficially owned by each Reporting Person and, for each Reporting Person, the number of shares as to which there is sole power to vote or to direct the voting thereof, shared power to vote or to direct the voting thereof, sole power to dispose or to direct the disposition thereof, or shared power to dispose or to direct the disposition thereof, are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D and are incorporated herein by this reference thereto.

Item 2 and Item 4 of this Schedule 13D, which identifies the Reporting Persons and the Separately Filing Group Members and discloses the voting provisions of the Voting Agreement, is incorporated herein by this reference thereto.

Due to the terms of the Voting Agreement, the Reporting Persons and Separately Filing Group Members may be deemed a group for the purposes of Section 13(d)(3) of the Exchange Act. The security interests reported in this Schedule 13D do not include security interests owned by the Separately Filing Group Members. The Separately Filing Group Members will file separate Schedule 13Ds reporting beneficial ownership of the Issuer’s securities. The Reporting Persons assume no responsibility for the information contained in such Schedule 13Ds or any amendment thereto. The Separately Filing Group Members and the Reporting Persons may be deemed to collectively beneficially own in the aggregate 113,266,419 total voting shares or 84.6% of the Issuer’s total voting shares.

(c) The information in Item 3 is incorporated by reference into this Item 5(c).

(d) No other person has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the securities beneficially owned by the Reporting Persons.

(e) N/A.

Item 6. Contracts

The information provided or incorporated by reference in Items 2, 3, 4 and 5 of this Schedule 13D, including, but not limited to the information regarding the Purchase Agreement, Series C Designation and Voting Agreement, is hereby incorporated herein by reference.

CUSIP No. 381098300	Schedule 13D	Page 11 of 12

Item 7. Material to Be Filed as Exhibits

Exhibit No.	Description
1#£

Amended and Restated Sale and Purchase Agreement of Share Capital dated June 27, 2023 by and between Golden Matrix Group, Inc., as purchaser and the shareholders of: Meridian Tech Društvo Sa Ograničenom Odgovornošću Beograd, a private limited company formed and registered in and under the laws of the Republic of Serbia, Društvo Sa Ograničenom Odgovornošću “Meridianbet” Društvo Za Proizvodnju, Promet Roba I Usluga, Export Import Podgorica, a private limited company formed and registered in and under the laws of Montenegro, Meridian Gaming Holdings Ltd., a company formed and registered in the Republic of Malta, and Meridian Gaming (Cy) Ltd, a company formed and registered in the Republic of Cyprus, as sellers (Filed as Exhibit 2.2 to the Company’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on June 30, 2023, and incorporated by reference herein)(File No. 001-41326)

2

First Amendment to Amended and Restated Sale and Purchase Agreement of Share Capital dated September 22, 2023 by and between Golden Matrix Group, Inc., as purchaser and the shareholders of: Meridian Tech Društvo Sa Ograničenom Odgovornošću Beograd, a private limited company formed and registered in and under the laws of the Republic of Serbia, Društvo Sa Ograničenom Odgovornošću “Meridianbet” Društvo Za Proizvodnju, Promet Roba I Usluga, Export Import Podgorica, a private limited company formed and registered in and under the laws of Montenegro, Meridian Gaming Holdings Ltd., a company formed and registered in the Republic of Malta, and Meridian Gaming (Cy) Ltd, a company formed and registered in the Republic of Cyprus, as sellers (Filed as Exhibit 2.2 to the Company’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on September 28, 2023, and incorporated by reference herein)(File No. 001-41326)

3

Second Amendment to Amended and Restated Sale and Purchase Agreement of Share Capital dated January 22, 2024, by and between Golden Matrix Group, Inc., as purchaser and the shareholders of: Meridian Tech Društvo Sa Ograničenom Odgovornošću Beograd, a private limited company formed and registered in and under the laws of the Republic of Serbia, Društvo Sa Ograničenom Odgovornošću “Meridianbet” Društvo Za Proizvodnju, Promet Roba I Usluga, Export Import Podgorica, a private limited company formed and registered in and under the laws of Montenegro, Meridian Gaming Holdings Ltd., a company formed and registered in the Republic of Malta, and Meridian Gaming (Cy) Ltd, a company formed and registered in the Republic of Cyprus, as sellers (Filed as Exhibit 2.3 to the Company’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on January 24, 2024, and incorporated by reference herein)(File No. 001-41326)

4

Third Amendment to Amended and Restated Sale and Purchase Agreement of Share Capital dated April 8, 2024, by and between Golden Matrix Group, Inc., as purchaser and the shareholders of: Meridian Tech Društvo Sa Ograničenom Odgovornošću Beograd, a private limited company formed and registered in and under the laws of the Republic of Serbia, Društvo Sa Ograničenom Odgovornošću “Meridianbet” Društvo Za Proizvodnju, Promet Roba I Usluga, Export Import Podgorica, a private limited company formed and registered in and under the laws of Montenegro, Meridian Gaming Holdings Ltd., a company formed and registered in the Republic of Malta, and Meridian Gaming (Cy) Ltd, a company formed and registered in the Republic of Cyprus, as sellers (Filed as Exhibit 3.4 to the Company’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on April 9, 2024, and incorporated by reference herein)(File No. 001-41326)

5

Nominating and Voting Agreement dated April 9, 2024, by and between Golden Matrix Group, Inc., Aleksandar Milovanović, Zoran Milosevic and Snežana Božović (Filed as Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on April 9, 2024, and incorporated herein by reference)

6

Amended and Restated Certificate of Designation of Golden Matrix Group, Inc. Establishing the Designation, Preferences, Limitations and Relative Rights of its Series B Voting Preferred Stock as filed with the Secretary of State of Nevada on March 11, 2022, filed as Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on March 14, 2022 (File No. 000-54840), and incorporated by reference herein

7	Joint Filing Agreement by and among Aleksandar Milovanović, Zoran Milosevic, and Snežana Božović, dated April 11, 2024

CUSIP No. 381098300	Schedule 13D	Page 12 of 12

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 11, 2024

/s/ Aleksandar Milovanović,
Aleksandar Milovanović

April 11, 2024

/s/ Zoran Milosevic
Zoran Milosevic

April 11, 2024

/s/ Snežana Božović
Snežana Božović